Free Writing Prospectus
Dated September 30, 2010
Registration Statement No. 333-163632
Filed Pursuant to Rule 433

Template Text for Free Writing Prospectuses

RBC Capital Markets U.S. Structured Products is a group of highly-experienced market professionals who design structured products for a diverse set of institutional and retail clients. Our global expertise is integrated across asset class and includes equities, fixed income, currencies, commodities and alternative investments. Our structured products capabilities help clients to hedge or diversify market exposures, customize investment returns and/or access markets.

RBC Capital Markets is a premier investment bank that provides a focused set of products and services to institutions, corporations, governments and high net worth clients in 160 countries. With over 3,300 professionals and support staff, we operate out of 75 offices in 15 countries.

Operating since 1869, RBC is one of the largest North American financial institutions by market capitalization and has one of the highest credit ratings of any financial institution: Moody's Aaa and Standard & Poor's AA-.

Contact Us
Toll Free: 866-609-6009
structured.notes@rbccm.com
www.rbcUSnotes.com

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Royal Bank of Canada has filed a registration statement (including product supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the notes described in this document. Before you invest, you should read those documents and other documents that Royal Bank of Canada has filed with the SEC for more complete information about Royal Bank of Canada and any offering described in this monthly booklet. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC Capital Markets Corporation will send to you the relevant product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free 866-609-6009.

This announcement is intended solely for the recipient as part of a description of our investment banking capabilities and to describe our current offerings and may not be forwarded to other persons, reproduced or copied by any means without the consent of RBC Capital Markets. This advertisement is for informational purposes only. RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets Corporation (member FINRA, NYSE and SIPC); RBC Dominion Securities Inc. (member IIROC and CIPF) and Royal Bank of Canada Europe Limited (authorized and regulated by FSA). ® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved.

© RBC Dominion Securities Inc. 2010
© Royal Bank of Canada Europe Limited 2010
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